Ivan K. Blumenthal | 212 692 6784 | ikblumenthal@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

February 27, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance

Re:	Dipexium Pharmaceuticals, Inc. Registration Statement on Form S-4 Filed January 25, 2017 File No. 333-215684

Dear Ms. Hayes:

We are submitting this letter on behalf of Dipexium Pharmaceuticals, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 17, 2017 (the “Comment Letter”) from Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance, to David P. Luci, Esq., the Company’s President and Chief Executive Officer, relating to the above-referenced registration statement on Form S-4 of the Company filed with the Commission on January 25, 2017 (the “Registration Statement”).

For convenient reference, we have set forth below in italics the Staff’s comment set forth in the Comment Letter and have keyed the Company’s response to the numbering of the comment and the heading used in the Comment Letter. This letter is being filed with the Commission with Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). Any capitalized terms used herein, but not defined shall have the meanings ascribed to them in the Amended Registration Statement. The response is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company and PLx Pharma Inc. Page numbers referred to in this response reference the applicable pages of the Amended Registration Statement.

Prospectus Cover Page

1.      Please revise your disclosure here and throughout the filing to describe the minimum consideration to be received by the PLx stockholders on an individual basis. Also briefly describe the methodology to be followed to determine individual consideration, the possible range of Dipexium shares that PLx stockholders will receive on an individual basis, and an example of the per-share amount to be received based on recent estimates of the inputs into the formula including the estimates used in the calculation.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission
February 27, 2017

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page, and pages 3, 12, 14, 26, 27, 99 and 136 and to describe the methodology used to determine individual consideration and the minimum consideration to be received by PLx stockholders on an individual basis, including examples of the per-100 share amounts to be received based on estimates of the inputs into the formula.

2.      Here and elsewhere in the registration statement as appropriate, such as in the disclosure describing the proposal to increase the number of authorized shares of Dipexium common stock, please disclose the maximum number of shares of Dipexium stock that could be issued in the transaction on a fully diluted basis.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page, and pages i, 6, 63, 64 and 138 to include the maximum number of shares of Dipexium common stock that could be issued in the transaction on a fully diluted basis.

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We hope that the above response will be acceptable to the Staff. Please do not hesitate to contact me at 212-692-6784 or ikblumenthal@mintz.com with any comments or questions regarding the Amended Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Ivan K. Blumenthal

Ivan K. Blumenthal

cc:      Securities and Exchange Commission

Suzanne Hayes

Johnny Gharib

Mary Beth Breslin

Dipexium Pharmaceuticals, Inc.

David P. Luci, Esq., President and Chief Executive Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Daniel Bagliebter, Esq.